FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

for the period ended 30 September 2012

December 2012

Statement of Financial Position

as at 30 September 2012

		Group		Bank
€ 000’s	Note	30.9.2012	31.12.2011	30.9.2012	31.12.2011
ASSETS
Cash and balances with central banks		4.646.431	4.082.153	1.667.576	1.566.583
Due from banks		3.743.884	4.635.846	4.205.674	8.026.009
Financial assets at fair value through profit or loss		3.762.256	2.682.655	3.432.669	2.457.257
Derivative financial instruments		3.634.688	3.610.701	3.242.721	2.785.262
Loans and advances to customers	6	69.142.835	71.496.221	47.943.314	52.891.237
Investment securities		8.907.935	10.688.441	5.480.883	7.163.770
Investment property		300.637	274.470	—	—
Investments in subsidiaries		—	—	8.908.257	8.460.927
Investments in associates		56.755	42.484	6.716	5.803
Goodwill, software and other intangible assets	8	2.190.250	2.136.821	131.399	128.953
Property and equipment		2.004.773	2.022.676	333.907	353.093
Deferred tax assets		1.395.696	1.309.609	1.085.402	1.000.326
Insurance related assets and receivables		637.582	700.638	—	—
Current income tax advance		305.939	242.359	296.896	242.359
Other assets		2.273.524	2.786.346	1.678.295	2.067.402
Non-current assets held for sale	9	98.008	20.513	20.513	20.513
Total assets		103.101.193	106.731.933	78.434.222	87.169.494

LIABILITIES
Due to banks		36.247.073	34.108.238	35.359.487	33.870.863
Derivative financial instruments		5.149.558	4.331.404	4.783.866	3.802.429
Due to customers	10	55.708.903	59.543.640	38.856.195	44.025.167
Debt securities in issue	11	1.792.310	1.727.864	624.593	1.059.297
Other borrowed funds	11	1.583.130	1.712.074	907.659	984.671
Insurance related reserves and liabilities		2.504.697	2.685.450	—	—
Deferred tax liabilities		66.474	62.674	—	—
Retirement benefit obligations		248.960	275.936	213.522	208.891
Current income tax liabilities		64.449	52.040	—	—
Other liabilities		2.314.541	2.485.630	2.001.507	4.283.692
Liabilities associated with non-current assets held for sale	9	50.716	—	—	—
Total liabilities		105.730.811	106.984.950	82.746.829	88.235.010

SHAREHOLDERS’ EQUITY
Share capital	13	6.137.952	6.137.952	6.137.952	6.137.952
Share premium account	13	3.326.063	3.326.063	3.324.623	3.324.623
Less: treasury shares	13	(26)	(110)	—	—
Reserves and retained earnings		(12.334.669)	(10.187.022)	(13.775.182)	(10.528.091)
Equity attributable to NBG shareholders		(2.870.680)	(723.117)	(4.312.607)	(1.065.516)

Non-controlling interests		68.169	83.641	—	—
Preferred securities	11	172.893	386.459	—	—
Total equity		(2.629.618)	(253.017)	(4.312.607)	(1.065.516)

Total equity and liabilities		103.101.193	106.731.933	78.434.222	87.169.494

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 11 to 26 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2012

Income Statement - 9 month period

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Interest and similar income		4.707.057	4.902.130	2.377.901	2.802.515
Interest expense and similar charges		(2.141.629)	(2.007.986)	(1.034.959)	(1.047.735)
Net interest income		2.565.428	2.894.144	1.342.942	1.754.780

Fee and commission income		570.619	522.478	165.854	177.163
Fee and commission expense		(201.783)	(154.846)	(190.490)	(138.430)
Net fee and commission income / (expense)		368.836	367.632	(24.636)	38.733

Earned premia net of reinsurance		544.117	603.067	—	—
Net claims incurred		(445.238)	(505.138)	—	—
Earned premia net of claims and commissions		98.879	97.929	—	—

Net trading income / (loss) and results from investment securities		(621.354)	(190.709)	(763.038)	(287.706)
Net other expense		(38.283)	(52.829)	(81.409)	(4.506)
Total income		2.373.506	3.116.167	473.859	1.501.301

Personnel expenses		(1.030.226)	(1.073.641)	(617.950)	(651.619)
General, administrative and other operating expenses		(521.305)	(522.100)	(233.612)	(252.500)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(146.698)	(146.972)	(58.239)	(62.384)
Amortisation and write-offs of intangible assets recognised on business combinations		(16.473)	(17.068)	—	—
Finance charge on put options of non-controlling interests		(4.719)	(1.357)	(4.719)	(1.357)
Credit provisions and other impairment charges		(2.633.185)	(1.443.340)	(2.280.421)	(1.143.810)
Impairment of Greek government bonds	7	(465.862)	(1.645.231)	(441.925)	(1.427.114)
Share of profit / (loss) of associates		1.345	562	—	—
Loss before tax		(2.443.617)	(1.732.980)	(3.163.007)	(2.037.483)

Tax benefit / (expense)	4	(14.305)	408.405	97.517	494.289
Loss for the period		(2.457.922)	(1.324.575)	(3.065.490)	(1.543.194)

Attributable to:
Non-controlling interests		(3.826)	21.470	—	—
NBG equity shareholders		(2.454.096)	(1.346.045)	(3.065.490)	(1.543.194)

Losses per share - Basic and diluted	5	€(2,45)	€(1,42)	€(3,21)	€(1,61)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2012

Statement of Comprehensive Income – 9 month period

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Loss for the period		(2.457.922)	(1.324.575)	(3.065.490)	(1.543.194)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		24.570	340.543	(180.630)	476.019
Currency translation differences, net of tax		174.776	(869.311)	495	755
Net investment hedge, net of tax		—	(9.400)	—	—
Cash flow hedge, net of tax		(1.154)	(3.023)	—	—
Other comprehensive income / (expense) for the period		198.192	(541.191)	(180.135)	476.774

Total comprehensive expense for the period		(2.259.730)	(1.865.766)	(3.245.625)	(1.066.420)

Attributable to:
Non-controlling interests		(2.086)	16.853	—	—
NBG equity shareholders		(2.257.644)	(1.882.619)	(3.245.625)	(1.066.420)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 11 to 26 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2012

Income Statement - 3 month period

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Interest and similar income		1.510.803	1.680.503	716.324	976.292
Interest expense and similar charges		(708.803)	(738.385)	(333.470)	(394.051)
Net interest income		802.000	942.118	382.854	582.241

Fee and commission income		190.480	177.613	55.768	58.329
Fee and commission expense		(66.921)	(56.487)	(62.673)	(52.654)
Net fee and commission income / (expense)		123.559	121.126	(6.905)	5.675

Earned premia net of reinsurance		177.475	164.331	—	—
Net claims incurred		(144.069)	(141.465)	—	—
Earned premia net of claims and commissions		33.406	22.866	—	—

Net trading income / (loss) and results from investment securities		(269.656)	(106.224)	(451.608)	(164.023)
Net other expense		14.611	(12.968)	(23.844)	(31.716)
Total income		703.920	966.918	(99.503)	392.177

Personnel expenses		(343.368)	(344.768)	(205.098)	(213.449)
General, administrative and other operating expenses		(179.026)	(171.370)	(76.072)	(81.425)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(48.303)	(48.567)	(17.905)	(20.686)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.594)	(5.334)	—	—
Finance charge on put options of non-controlling interests		(635)	(467)	(635)	(467)
Credit provisions and other impairment charges		(638.739)	(541.794)	(441.689)	(415.387)
Impairment of Greek government bonds		—	—	—	—
Share of profit / (loss) of associates		(2.190)	(530)	—	—
Loss before tax		(513.935)	(145.912)	(840.902)	(339.237)

Tax benefit / (expense)		(40.229)	111.372	—	141.874
Loss for the period		(554.164)	(34.540)	(840.902)	(197.363)

Attributable to:
Non-controlling interests		449	1.315	—	—
NBG equity shareholders		(554.613)	(35.855)	(840.902)	(197.363)

Losses per share - Basic and diluted		€(0,58)	€(0,03)	€(0,88)	€(0,21)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2012

Statement of Comprehensive Income – 3 month period

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Loss for the period		(554.164)	(34.540)	(840.902)	(197.363)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		362.712	(273.029)	314.635	(89.585)
Currency translation differences, net of tax		(91.331)	(274.402)	112	(139)
Net investment hedge, net of tax		—	—	—	—
Cash flow hedge, net of tax		(674)	(9.269)	—	—
Other comprehensive income / (expense) for the period		270.707	(556.700)	314.747	(89.724)

Total comprehensive expense for the period		(283.457)	(591.240)	(526.155)	(287.087)

Attributable to:
Non-controlling interests		(494)	7.514	—	—
NBG equity shareholders		(282.963)	(598.754)	(526.155)	(287.087)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 30 September 2012

Statement of Changes in Equity – Group

	Attributable to equity shareholders of the parent company											Non-
	Share capital		Share premium			Available- for-sale	Currency	Net		Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2011	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	340.537	(838.843)	(9.400)	(3.017)	(25.851)	(536.574)	(4.617)	(541.191)
Profit/(loss) for the period	—		—		—	—	—	—	—	(1.346.045)	(1.346.045)	21.470	(1.324.575)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	340.537	(838.843)	(9.400)	(3.017)	(1.371.896)	(1.882.619)	16.853	(1.865.766)
Share capital issue costs *	—	—	(1.677)	—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	10.858	10.858	(30.238)	(19.380)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(17.026)	(17.026)	—	(17.026)
Dividends to preference shares*	—	—	—	—	—	—	—	—	—	(700)	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(38.107)	—	—	—	225.418	187.311	(768.073)	(580.762)
(Purchases)/ disposals of treasury shares	—	—	—	—	4.407	—	—	—	—	(4.549)	(142)	—	(142)
Balance at 30 September 2011	4.780.452	357.500	2.943.288	382.775	(494)	(1.522.292)	(1.438.504)	(456.996)	(13.229)	2.918.405	7.950.905	468.995	8.419.900
Movements from 1.10.2011 to 31.12.2011	—	1.000.000	—	—	384	1.197.944	110.434	—	9.069	(10.991.853)	(8.674.022)	1.105	(8.672.917)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.943.288	382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(8.073.448)	(723.117)	470.100	(253.017)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	24.316	172.529	—	(1.152)	759	196.452	1.740	198.192
Loss for the period	—	—	—	—	—	—	—	—	—	(2.454.096)	(2.454.096)	(3.826)	(2.457.922)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	24.316	172.529	—	(1.152)	(2.453.337)	(2.257.644)	(2.086)	(2.259.730)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	117.041	117.041	(214.099)	(97.058)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(3.690)	(3.690)	—	(3.690)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	(2.535)	(2.535)	(12.853)	(15.388)
(Purchases)/ disposals of treasury shares	—	—	—	—	84	—	—	—	—	(819)	(735)	—	(735)
Balance at 30 September 2012	4.780.452	1.357.500	2.943.288	382.775	(26)	(300.032)	(1.155.541)	(456.996)	(5.312)	(10.416.788)	(2.870.680)	241.062	(2.629.618)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 30 September 2012

Statement of Changes in Equity – Bank

	Share capital		Share premium		Available-for-	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2011	4.780.452	357.500	2.943.546	382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income/ (expense) for the period	—	—	—	—	476.019	755	—	476.774
Profit/(loss) for the period	—	—	—	—	—	—	(1.543.194)	(1.543.194)
Total Comprehensive Income / (expense) for the period	—	—	—	—	476.019	755	(1.543.194)	(1.066.420)
Share capital issue costs*	—	—	(1.698)	—	—	—	—	(1.698)
Dividends to preference shares*	—	—	—	—	—	—	(700)	(700)
Balance at 30 September 2011	4.780.452	357.500	2.941.848	382.775	(997.279)	569	245.437	7.711.302
Movements from 1.10.2011 to 31.12.2011	—	1.000.000	—	—	833.628	(92)	(10.610.354)	(8.776.818)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.941.848	382.775	(163.651)	477	(10.364.917)	(1.065.516)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(180.630)	495	—	(180.135)
Loss for the period	—	—	—	—	—	—	(3.065.490)	(3.065.490)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(180.630)	495	(3.065.490)	(3.245.625)
Conversion of branch to subsidiary (note 15)							(1.466)	(1.466)
Balance at 30 September 2012	4.780.452	1.357.500	2.941.848	382.775	(344.281)	972	(13.431.873)	(4.312.607)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 11 to 26 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2012

Cash Flow Statement

	Group		Bank
	9 month period ended		9 month period ended
€ 000’s	30.9.2012	30.9.2011	30.9.2012	30.9.2011
Cash flows from operating activities
Profit / (loss) before tax for the period	(2.443.617)	(1.732.980)	(3.163.007)	(2.037.483)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3.272.006	3.330.610	2.883.142	2.661.172

Depreciation and amortisation on property & equipment, intangibles and investment property	163.171	164.040	58.239	62.384
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(122.173)	(124.422)	(125.199)	(99.626)
Credit provisions and other impairment charges	3.112.024	3.106.246	2.723.769	2.573.285
Provision for employee benefits	31.069	32.502	23.755	20.023
Share of (profit) / loss of associates	(1.345)	(562)	—	—
Finance charge on put options of non-controlling interests	4.719	1.357	4.719	1.357
Dividend income from investment securities	(3.293)	(2.340)	(1.816)	(87.398)
Net (gain) / loss on disposal of property & equipment and investment property	419	1.918	111	102
Net (gain) / loss on disposal of investment securities	(5.390)	62.611	130.680	102.909
Interest from financing activities and results from repurchase of debt securities in issue	80.456	63.802	53.644	69.008
Valuation adjustment on instruments designated at fair value through profit or loss	12.349	34.305	15.240	19.128
Other non-cash operating items	—	(8.847)	—	—

Net (increase) / decrease in operating assets:	(1.118.895)	(1.109.713)	1.496.599	(208.334)
Mandatory reserve deposits with Central Bank	155.568	(630.387)	425.274	35.423
Due from banks	209.370	(231.111)	108.229	(241.277)
Financial assets at fair value through profit or loss	(1.032.984)	93.610	(914.179)	(52.245)
Derivative financial instruments assets	(107.097)	(1.403.095)	(536.090)	(917.443)
Loans and advances to customers	(410.243)	1.104.621	2.367.758	1.035.260
Other assets	66.491	(43.351)	45.607	(68.052)

Net increase / (decrease) in operating liabilities:	(1.515.552)	(3.652.903)	(2.904.370)	(3.067.797)
Due to banks	2.138.835	2.166.122	1.490.640	2.651.048
Due to customers	(3.850.524)	(7.482.091)	(4.962.182)	(7.133.105)
Derivative financial instruments liabilities	779.708	1.754.430	944.432	1.622.895
Retirement benefit obligations	(58.045)	(60.952)	(19.124)	(42.254)
Insurance related reserves and liabilities	(137.692)	(81.056)	—	—
Income taxes paid	(112.522)	(57.463)	—	(21.925)
Other liabilities	(275.312)	108.107	(358.136)	(144.456)
Net cash from / (for) operating activities	(1.806.058)	(3.164.986)	(1.687.636)	(2.652.442)

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(176.193)	(89.381)
Acquisition of associates	(14.230)	(2.612)	(912)	(723)
Disposal of associates	—	—	—	—
Dividends received from investment securities & associates	4.596	5.124	1.816	87.398
Purchase of property & equipment, intangible assets and investment property	(153.709)	(160.749)	(44.002)	(48.813)
Proceeds from disposal of property & equipment and investment property	4.517	3.383	—	24
Purchase of investment securities	(6.160.512)	(8.469.485)	(3.401.764)	(2.986.882)
Proceeds from redemption and sale of investment securities	8.598.489	9.598.983	2.919.633	3.774.582
Net cash (used in) / provided by investing activities	2.279.151	974.644	(701.422)	736.205

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	1.306.978	861.061	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1.514.065)	(1.011.883)	(553.233)	(98.041)
Acquisition of additional shareholding in subsidiaries	(37.174)	(44.240)	(26.139)	(43.288)
Proceeds from disposal of treasury shares	91.363	142.023	—	—
Repurchase of treasury shares	(92.098)	(142.165)	—	—
Dividends on preference shares	—	(23.980)	—	(23.980)
Dividends on preferred securities	(2.302)	(12.591)	—	—
Share capital issue costs	(10.000)	—	(10.000)	—
Net cash from/ (for) financing activities	(257.298)	(231.775)	(589.372)	(165.309)
Effect of foreign exchange rate changes on cash and cash equivalents	31.361	(145.204)	6.264	(2.804)
Net increase / (decrease) in cash and cash equivalents	247.156	(2.567.321)	(2.972.166)	(2.084.350)
Cash and cash equivalents at beginning of period	4.270.746	6.315.444	6.990.406	8.749.334
Adjustments in cash and cash equivalents at beginning of period due to conversion of Albania branch to subsidiary	—	—	(54.045)	—
Cash and cash equivalents at end of period	4.517.902	3.748.123	3.964.195	6.664.984

The notes on pages 11 to 26 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 172 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  On 23 November 2012, the 2nd repeat extraordinary General Meeting of the Bank’ s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting of 2015, within 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.  Also, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 21 December 2012.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the nine month period ended 30 September 2012 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the Bank financial statements as at and for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets,  financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the September 2012 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.  The Bank relies on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Article 47 of Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

For the banks which participated in the Private Sector Involvement (“PSI”), the above specific requirements of Law 2190/1920 were covered by the recapitalization plan for Greek banks.  Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the ECB and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  According to the Program:

a)        From 1 January 2012 until the banks achieve the minimum level of capital required as provided by the BoG, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that required.

b)        Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through common shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)        Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)        The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

c)         The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the BoG.

d)        On 28 May 2012, the HFSF contributed European Financial Stability Facility (the “EFSF”) bonds, with nominal amount totalling €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

e)         On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and

Notes to the Financial Statements

Group and Bank

conditions to be followed by the eligible banks for recapitalization.

f)          On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

g)        On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013.

At 30 September 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 8,6%.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2012

- IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not de-recognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred.

The Group has applied this amendment, but it did not have an impact on the interim financial statements because the Group has not entered into transactions that are within its scope.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2011.

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30 September 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	728.352	564.088	(39.888)	50.510	233.831	905.906	122.629	2.565.428
Net fee and commission income	65.942	61.062	(132.080)	3.848	67.559	296.051	6.454	368.836
Other	(7.176)	(37.301)	(615.088)	105.378	9.339	2.791	(18.701)	(560.758)
Total income	787.118	587.849	(787.056)	159.736	310.729	1.204.748	110.382	2.373.506
Direct costs	(432.958)	(37.463)	(45.001)	(92.882)	(199.798)	(510.104)	(81.401)	(1.399.607)
Allocated costs and provisions (1)	(1.381.682)	(441.368)	(1.029.783)	(33.142)	(176.647)	(194.613)	(161.626)	(3.418.861)
Share of profit of associates	—	—	73	238	840	—	194	1.345
Profit / (loss) before tax	(1.027.522)	109.018	(1.861.767)	33.950	(64.876)	500.031	(132.451)	(2.443.617)
Tax benefit / (expense)								(14.305)
Loss for the period								(2.457.922)
Non-controlling interests								3.826
Loss attributable to NBG equity shareholders								(2.454.096)

Segment assets as at 30 September 2012
Segment assets	25.619.786	14.838.593	20.796.005	3.196.422	9.507.854	23.227.038	4.213.860	101.399.558
Deferred tax assets and Current income tax advance								1.701.635
Total assets								103.101.193

Segment assets as at 31 December 2011
Segment assets	27.368.430	16.195.725	24.765.669	2.041.287	9.856.192	20.671.864	4.280.798	105.179.965
Deferred tax assets and Current income tax advance								1.551.968
Total assets								106.731.933

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Breakdown by business segment

9-month period ended 30 September 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	928.577	546.172	294.326	46.300	295.829	681.953	100.987	2.894.144
Net fee and commission income	78.649	60.622	(72.041)	4.652	70.683	225.422	(355)	367.632
Other	(18.126)	(45.105)	(200.550)	123.333	3.371	32.309	(40.841)	(145.609)
Total operating income	989.100	561.689	21.735	174.285	369.883	939.684	59.791	3.116.167
Direct costs	(487.290)	(38.806)	(48.523)	(98.830)	(219.452)	(473.915)	(81.012)	(1.447.828)
Allocated costs and provisions (1)	(1.022.125)	(421.332)	(1.518.242)	(160.650)	(137.808)	(103.654)	(38.070)	(3.401.881)
Share of profit of associates	—	—	(2.304)	806	605	276	1.179	562
Profit / (loss) before tax	(520.315)	101.551	(1.547.334)	(84.389)	13.228	362.391	(58.112)	(1.732.980)
Tax benefit / (expense)								408.405
Loss for the period								(1.324.575)
Non-controlling interests								(21.470)
Loss attributable to NBG equity shareholders								(1.346.045)

Notes to the Financial Statements

Group and Bank

NOTE 4:                         Tax benefit / (expense)

	Group		Bank
	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Current tax	(159.110)	(113.286)	(6.157)	(12.584)
Deferred tax	144.805	521.691	103.674	506.873
Tax benefit / (expense)	(14.305)	408.405	97.517	494.289

The nominal corporation tax rate for the Bank for 2012 and 2011 is 20%.

Upon profit distribution a 25% withholding tax is imposed on distributed profits.

As at 30 September 2012, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €10,9 million (2011: €10,9 million) and €8,8 million (2011: €8,9 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Note 18.

NOTE 5:                         Losses per share

	Group		Bank
	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Loss for the period attributable to NBG equity shareholders	(2.454.096)	(1.346.045)	(3.065.490)	(1.543.194)
Less: dividends on preference shares and preferred securities	(3.690)	(17.726)	—	(700)
Add: gain on redemption of preferred securities, net of tax	117.041	10.858	—	—
Loss for the period attributable to NBG ordinary shareholders	(2.340.745)	(1.352.913)	(3.065.490)	(1.543.894)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.884.113	955.108.897	956.090.482	956.090.482

Losses per share - Basic and diluted	€(2,45)	€(1,42)	€(3,21)	€(1,61)

NOTE 6:                         Loans and advances to customers

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
Mortgages	23.646.239	24.078.525	19.097.969	19.895.288
Consumer loans	8.880.979	8.663.600	4.953.028	5.108.509
Credit cards	6.481.587	5.360.133	1.490.704	1.550.677
Small business lending	6.276.475	6.221.236	3.579.819	3.812.211
Retail lending	45.285.280	44.323.494	29.121.520	30.366.685
Corporate and public sector lending	31.548.481	34.292.317	24.806.616	28.293.652
Total before allowance for impairment on loans and advances to customers	76.833.761	78.615.811	53.928.136	58.660.337
Less: Allowance for impairment on loans and advances to customers	(7.690.926)	(7.119.590)	(5.984.822)	(5.769.100)
Total	69.142.835	71.496.221	47.943.314	52.891.237

Included in the Group’s loans and advances to customers, as at 30 September 2012, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €208.884 (2011: €278.670). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 September 2012, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5.261,6 million (2011: €5.703 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

At 31 December 2011, loans and advances to customers for the Group and the Bank included certain receivables from the Hellenic Republic that were exchanged in the context of the Private Sector Involvement (“PSI”) during the 9-month period ended 30 September 2012. At 31 December 2011 the amount of these receivables before allowance for impairment was €1.949,4 million and the net carrying amount after allowance for impairment was

Notes to the Financial Statements

Group and Bank

€483,8 million.

Securitization of loans

On 15 March 2012 and 17 September 2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million and €0,2 million, respectively.

On 20 March 2012 and 20 September 2012, Spiti Plc proceeded with the partial redemption of class A notes of €106,9 million and of €27,6 million, respectively.

On 20 March 2012 and 20 September 2012, Autokinito Plc proceeded with the partial redemption of class A notes of €79,4 million and of €74,8 million, respectively.

On 17 September 2012, Revolver 2008 -1 Plc, proceeded with the partial cancellation of class A notes of €100,0 million.

Covered bonds

On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170,0 million, €70,0 million and €160,0 million respectively, related to the 4th series under its second covered bond program.

NOTE 7:                         Greek government bonds

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value €4.437,2 million and €4.195,7 million, respectively. In 2011 the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, impairment charges before tax of €11.783,3 million and €10.555,1 million, respectively. During the 9 month period ended 30 September 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

NOTE 8:                         Goodwill, software and other intangibles assets

The Group’s increase in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €67.048. Furthermore, the goodwill of Vojvodjanska Bank and NBG  Leasing d.o.o. Belgrade was impaired by €(65.000) and €(1.066) respectively.

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 September 2012, amounted to €126.710, whereas the net disposals and write offs amounted to €(85.012).

The Bank’s additions to software and other intangible assets during the period ended 30 September 2012, amounted to €29.551, while disposals were nil.

NOTE 9:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

On 11 July 2012, the offer process undertaken by Finansbank for Finans Pension was finalized by signing an agreement with Cigna Nederland Gamma B.V. by which the latter will acquire from Finansbank the 51,0% of Finans Pension shares. Finansbank will retain the remaining 49,0% and it is agreed to operate Finans Pension through a formation of a 51,0%/ 49,0% Joint Venture.  The necessary approvals were obtained from the Turkish regulatory bodies on 2 November and on 9 November 2012 Cigna paid TL 202,9 million as consideration for the 51,0% of the share capital.

Assets and liabilities of Finans Pension listed below are presented as non-current assets held for sale and as liabilities associated with non-current assets held for sale, respectively.

Group
30.9.2012

Due from banks	40.244
Financial assets at fair value through profit or loss and investment securities	16.275
Insurance related assets and receivables	15.478
Other	5.498
Total assets	77.495

Insurance related reserves and liabilities	43.061
Current income tax liabilities	2.039
Other	5.616
Total	50.716

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Due to customers

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
Deposits:
Individuals	43.694.716	47.716.946	31.444.864	35.771.831
Corporates	9.719.335	8.846.615	5.307.361	5.450.875
Government and agencies	1.936.225	2.168.510	1.836.341	2.096.214
Total deposits	55.350.276	58.732.071	38.588.566	43.318.920
Securities sold to customers under agreements to repurchase	15.075	25.530	5.353	5.970
Other	343.552	786.039	262.276	700.277
Total	55.708.903	59.543.640	38.856.195	44.025.167

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
Deposits:
Savings accounts	17.206.947	19.297.547	15.896.157	18.254.947
Time deposits	31.895.657	32.768.315	18.118.612	19.987.341
Current accounts	2.299.754	2.413.200	1.183.216	1.435.641
Sight deposits	3.503.770	3.841.770	2.962.008	3.241.537
Other deposits	444.148	411.239	428.573	399.454
	55.350.276	58.732.071	38.588.566	43.318.920
Securities sold to customers under agreements to repurchase	15.075	25.530	5.353	5.970
Other	343.552	786.039	262.276	700.277
	358.627	811.569	267.629	706.247
Total	55.708.903	59.543.640	38.856.195	44.025.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 September 2012, these deposits amount to €3.667.638 (2011: €1.779.727) for both the Group and the Bank.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €320,5 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

NOTE 11:                  Debt securities in issue, other borrowed funds and preferred securities

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by the Bank’s subsidiary, NBG Funding Ltd and for the €1.500,0 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10,0 billion covered bonds program). Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of €117,3 million, securities in USD with nominal value of USD 47,5 million, securities in GBP with nominal value of £39,2 million and covered bonds in EUR with nominal value of €636,1 million. The settlement date for the purchase by the Bank of the above securities was the 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

On 15 February 2012, Finansbank (via a special purpose entity) redeemed the USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights issued in March 2005.  The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31 million.

On 22 February 2012, NBG Finance Plc redeemed the €80,0 million Fixed Rate Notes, guaranteed by the Bank, issued in September 2010.

On 27 April 2012, Finansbank redeemed the TL 150,0 million Fixed Rate Bonds, issued in November 2011.

On 11 May 2012, Finansbank issued TL 400,0 million Fixed Rate Bonds. The notes matured on 5 November 2012 and paid interest at 10,47%. Principal amount and interest were paid at maturity in a single payment.

On 25 May 2012, Finansbank redeemed the TL 200,0 million Fixed Rate Bonds, issued in November 2011.

On 11 June 2012, Finansbank issued TL 700,0 million Fixed Rate Bonds. The bonds matured on 4 December 2012 and paid interest at 10,72%. Principal amount and interest were paid at maturity in a single payment.

On 14 September 2012, Finansbank issued TL 400,0 million Fixed Rate Bonds. The bonds mature on 12 March 2013 and pay interest at 10,00%. Principal amount and interest will be paid at maturity in a single payment.

Notes to the Financial Statements

Group and Bank

On 21 September 2012, Finansbank issued TL 500,0 million Fixed Rate Bonds, maturing on 19 March 2013 and interest at 9,60%. Principal amount and interest will be paid at maturity in a single payment.

Financings under the Hellenic Republic Bank Support Plan

On 24 May 2012, the Fixed Rate Notes of €3.000,0 million issued by the Bank in February 2012, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), matured. These Notes were held by the Bank and therefore, were not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

NOTE 12:                  Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 30 September 2012 the Group and the Bank have provided for cases under litigation the amounts of €83,1 million and €76,4 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s and the Bank’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited by the certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was issued on 27 July 2012. The 2011 financial year will be considered final for tax audit purposes after 18 months from the issue of the tax audit certificate during which the tax authorities are entitled to re-examine the tax books of the Bank based on Ministerial Decision 1159/22.7.2011.

For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
Commitments to extend credit*	14.860.277	14.679.117	5.141.206	6.903.689
Standby letters of credit and financial guarantees written	5.623.623	5.970.422	3.559.639	4.010.307
Commercial letters of credit	579.281	589.924	200.099	110.326
Total	21.063.181	21.239.463	8.900.944	11.024.322

* Commitments to extend credit at 30 September 2012 include amounts of €33,6 million for the Group (2011: €1.685,7 million) and €33,6 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
Assets pledged as collateral	35.877.718	33.383.491	35.319.098	31.548.398

As at 30 September 2012, the pledged amounts relate to:

•                  trading and investment debt securities of €5.588,5 million pledged mainly for funding purposes with the ECB, the European Investment Bank (“EIB”) and other central banks, as well as, for the purposes of transactions through TARGET with the BoG and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €8.400,0 million,

•                 securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €9.492,9 million, and

•                 loans and advances to customers amounting to €12.396,3 million pledged mainly with BoG for funding purposes.

Additionally, the Bank has pledged for funding purposes:

•                  floating Rate notes of €14.798,3 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €787,0 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  EFSF bonds of €7.430,0 million obtained as an advance from HFSF for the participation in the Bank’s future share capital increase.

Notes to the Financial Statements

Group and Bank

In addition to the pledged items presented in the table above, during the 9 month period ended 30 September 2012, the Group has pledged an amount of €321,3 million with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011
No later than 1 year	87.584	87.842	87.659	91.494
Later than 1 year and no later than 5 years	255.799	260.147	343.001	357.962
Later than 5 years	140.589	140.856	964.924	1.041.422
Total	483.972	488.845	1.395.584	1.490.878

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

NOTE 13:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 September 2012 and 31 December 2011 was 956.090.482, with a nominal value of €5,0 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000,0 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €6.137.952 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	956.090.482	5,0	4.780.452
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			6.137.952

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2012	2011	2012	2011
At 1 January	3.326.063	3.327.740	3.324.623	3.326.321
Share capital issue costs	—	(1.677)	—	(1.698)
At 31 December	3.326.063	3.326.063	3.324.623	3.324.623

Movements in share premium account under “Share capital issue costs” in 2011, relate to deferred taxes due to changes in tax rates.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s bank support plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.

At 30 September 2012, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2011	743.689	4.901
Purchases	41.381.705	168.057
Sales	(42.062.422)	(172.848)
At 31 December 2011	62.972	110

Purchases	45.535.006	92.097
Sales	(45.585.489)	(92.181)
At 30 September 2012	12.489	26

Notes to the Financial Statements

Group and Bank

NOTE 14:                  Tax effects relating to other comprehensive income / (expense) for the period

Group

	9 month period ended			9 month period ended
	30.9.2012			30.9.2011
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(106)	(56.700)	(56.806)	(633.855)	75.614	(558.241)
Less: Reclassification adjustments included in the income statement	81.749	(373)	81.376	1.097.320	(198.536)	898.784
Available-for-sale securities	81.643	(57.073)	24.570	463.465	(122.922)	340.543
Currency translation differences	174.776	—	174.776	(869.311)	—	(869.311)
Net investment hedge	—	—	—	—	(9.400)	(9.400)
Cash flow hedge	(1.274)	120	(1.154)	(3.778)	755	(3.023)
Other comprehensive income / (expense) for the period	255.145	(56.953)	198.192	(409.624)	(131.567)	(541.191)

Bank

	9 month period ended			9 month period ended
	30.9.2012			30.9.2011
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(290.460)	1.457	(289.003)	(320.963)	26.355	(294.608)
Less: Reclassification adjustments included in the income statement	129.473	(21.100)	108.373	963.283	(192.656)	770.627
Available-for-sale securities	(160.987)	(19.643)	(180.630)	642.320	(166.301)	476.019
Currency translation differences	495	—	495	755	—	755
Other comprehensive income / (expense) for the period	(160.492)	(19.643)	(180.135)	643.075	(166.301)	476.774

NOTE 15:                  Acquisitions, disposals and other capital transactions

Acquisitions

In the nine-month period of 2012, the following transactions took place:

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (“EBRD”) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

On 27 September 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

As of 30 September 2012, Finansbank acquired 35,9% of Finans Investment Trust for total consideration of TL 5,8 million.

NOTE 16:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9 month period ended 30 September 2012 and 2011 and the significant balances outstanding at 30 September 2012 and 31 December 2011 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €5,9 million as of 30 September 2012 (31 December 2011: €10,4 million respectively). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

Notes to the Financial Statements

Group and Bank

As at 30 September 2012, loans and deposits, at Group level, amounted to €20,4 million and €8,3 million respectively (31 December 2011: €26,2 million and €10,9 million respectively), whereas the corresponding figures at Bank level amounted to €19,8 million and €3,2 million (31 December 2011: €25,6 million and €5,1 million respectively).

Total compensation to related parties amounted to €11,8 million (30 September 2011: €12,3 million) for the Group and to €3,9 million (30 September 2011: €6,1 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.9.2012	31.12.2011	30.9.2012	31.12.2011

Assets	4.182	3.832	4.426.037	8.217.830
Liabilities	17.534	14.531	4.374.385	3.799.275
Letters of guarantee, contingent liabilities and other off balance sheet accounts	18.853	14.901	2.866.506	3.278.713

	9 month period ended		9 month period ended
	30.9.2012	30.9.2011	30.9.2012	30.9.2011

Interest, commission and other income	3.820	4.420	138.584	149.603
Interest, commission and other expense	4.488	5.067	199.575	194.457

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 September 2012, amounted to €470,4 million (31 December 2011: €413,7 million and €413,6 million for the Group and the Bank respectively).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 September 2012, amounted to €104,5 million and €32,9 million respectively (31 December 2011: €116,0 million and €40,9 million respectively).

NOTE 17:                  Capital adequacy and credit ratings

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

From 1 January 2012 and until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that provided.

Within the context of the recapitalization plan, on 28 May 2012, the HFSF contributed EFSF bonds with nominal amount of €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013.

At 30 September 2012, the capital adequacy ratio was below the minimum required of 8,0% i.e. (6,2)% whereas after taking into consideration the additional of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 8,6%.

Notes to the Financial Statements

Group and Bank

Capital adequacy (amounts in € million)

	Group			Bank
	30.9.2012	30.9.2012	31.12.2011	30.9.2012	30.9.2012	31.12.2011
Capital:	Pro-forma*			Pro-forma*
Upper Tier I capital	5.284	(4.472)	(2.502)	3.850	(5.906)	(3.015)
Lower Tier I capital	1.913	1.913	2.127	1.740	1.740	1.740
Deductions	(1.998)	(1.998)	(1.992)	(134)	(134)	(131)
Tier I capital	5.199	(4.557)	(2.367)	5.456	(4.300)	(1.406)
Upper Tier II capital	122	122	305	428	428	709
Lower Tier II capital	416	416	430	416	416	430
Deductions	(45)	(45)	(32)	(427)	(427)	(311)
Total capital	5.692	(4.064)	(1.664)	5.873	(3.883)	(578)

Total risk weighted assets	65.954	65.954	64.248	48.682	48.682	50.539

Ratios:
Tier I	7,9%	(6,9)%	(3,7)%	11,2%	(8,8)%	(2,8)%
Total	8,6%	(6,2)%	(2,6)%	12,1%	(8,0)%	(1,1)%

(*)The capital and capital ratios include the amount of €9.756 million in accordance with the confirmative letter by the HFSF (note2.2).

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	—	Negative
Fitch	CCC	C	WD	—

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.9.2012	31.12.2011	30.9.2012	31.12.2011

National Securities S.A. (**)	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2011	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2011	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2011	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2011	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2011	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2011	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2011	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2011	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2011	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2007-2008 & 2010-2011	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2011	98,34%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2007-2011	99,81%	99,77%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2007-2011	99,80%	99,77%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2007-2011	90,40%	54,56%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2007-2011	99,81%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2011	99,81%	99,81%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2011	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2011	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2011	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2011	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2011	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2011	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2011	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2011	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2011	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2011	100,00%	100,00%	—	—
NBG Securities Romania S.A.	Romania	2007-2011	100,00%	100,00%	73,12%	100,00%
Banca Romaneasca S.A. (*)	Romania	2007-2011	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010-2011	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2011	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2011	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2011	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2011	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2011	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2011	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2011	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2011	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2011	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2011	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2011	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2010-2011	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%
Banka NBG Albania Sh.a. (3)	Albania	—	100,00%	—	100,00%

(*) % of participation includes the effect of put and call option agreements.

(**) Companies for which tax audit certificates have been issued, however the year will be considered final 18 months after the issuance of the tax certificates

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) From 3rd quarter 2012, Banka NBG Albania Sh.a is consolidated in NBG Group accounts as a separate entity.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.9.2012	31.12.2011	30.9.2012	31.12.2011

Social Securities Funds Management S.A. (**)	Greece	2010-2011	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2011	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2011	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2008-2011	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.7.2009-31.12.2011	36,99%	33,30%	36,99%	33,30%
Pyrrichos Real Estate S.A.	Greece	2010-2011	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2011	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2011	33,27%	33,27%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2011	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2011	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2011	19,98%	19,98%	—	—

(**) Companies for which tax audit certificates have been issued, however the year will be considered final after 18 months.

(1)         From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2)         Under liquidation

NOTE 19:                  Events after the reporting period

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5,0 million.

On 5 October 2012, the Bank submitted a voluntary share exchange offer to acquire all the outstanding ordinary registered shares of Eurobank Ergasias S.A., with a par value of €2,22 per share.  The offer is to exchange 58 new shares of the Bank, with a new par value of €1,00 per share for every 100 shares of Eurobank. If the Bank acquires 100% of the shares (upon completion of the offer), the existing shareholders of the Bank would be represented with 75,0% in the share capital of the Bank, while the existing shareholders of Eurobank would hold the remaining 25,0%.  Following the offer, on 23 November 2012, the 2nd Repeat General Meeting of the Bank’s shareholders approved the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4.4a of the Companies Act, as amended with the formation of a special reserve of an equal amount. Furthermore, it was decided that the share capital increase of the Bank will be subscribed in kind (i.e., shares of Eurobank Ergasias S.A.). This share capital increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer as above, with abolition of the preemptive rights of existing shareholders.

On 1 November 2012, Finansbank issued USD 350,0 million Fixed Rate Bonds maturing in 5 years and bearing an interest rate of 5,15%. Interest will be paid semi-annually.

On 5 November 2012, Finansbank redeemed the TL 400,0 million Fixed Rate Bonds, issued in May 2012.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the credit institutions which receive capital support from the HFSF in accordance with Law 3864/2010, are obliged to one-off payment to HFSF of the amount of €555,6 million. The amount and the terms of payment for each participating credit institution will be determined in the presubscription agreements with HFSF. The amount of €115,6 million relates to the Bank.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the fixed return of 10% of the preference shares issued in favour of the Greek State in accordance with Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. The said provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a.

On 15 November 2012, Finansbank issued TL 750,0 million Fixed Rate Bonds. The bonds mature in 6 months and bearing an interest rate of 8,3%.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Tuketici Finansmani A.S for TL 4,3 million.

On 29 November 2012, Finansbank amended the dual tranche term loan facility signed on 30 November 2011, based on which the amounts of USD 220,5 million and €210,6 million were amended to USD 188,0 million and €211,9 million, respectively.

On 4 December 2012, Finansbank redeemed the TL 700,0 million Fixed Rate Bonds, issued in June 2012.

On 7 December 2012, the Bank’s Board of Directors unanimously approved the Bank’s participation in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic.  The debt buyback program was completed on 11 December 2012.  The Bank and the Group offered bonds of nominal value of €4,4 billion and carrying value on 30 September 2012 €862,4 million that were exchanged with 6-month EFSF bonds of €1,5 billion (average exchange price 33,96%). The exchange resulted in profit before tax of €314,1 million, compared to September 2012 balances, which will increase the regulatory capital of the Bank and the Group. The equity of the Bank and the Group increased by €646,3 million. The exchange, related to the total of the new Greek government bonds held by

Notes to the Financial Statements

Group and Bank

the Bank at 30 September 2012, which had been classified as available-for-sale.

On 13 December 2012, Finansbank issued TL 650,0 million Fixed Rate Bonds maturing on 7 June 2013, bearing an interest rate of 7,95%.

NOTE 20:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.9.2012	1.1 – 30.9.2012	1.1 - 30.9.2011

ALL	EUR	0,00713	0,00734	0,00725
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12620	0,12974	0,12062
GBP	EUR	1,25305	1,23156	1,14819
MKD	EUR	0,01626	0,01636	0,01637
RON	EUR	0,22035	0,22577	0,23821
TL	EUR	0,43098	0,43334	0,43918
USD	EUR	0,77340	0,78062	0,71131
RSD	EUR	0,00869	0,00892	0,00987
ZAR	EUR	0,09335	0,09718	0,10234

NOTE 21:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 30 September 2012 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group (see Note 7):

	Group			Bank
30 September 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	772.455	772.455	—	772.455	772.455
Sovereign bonds (other than GGBs)	18.249	26.430	44.679	—	26.430	26.430
Debt securities issued by Greek financial institutions	49.309	148.411	197.720	9.940	9.761	19.701
Debt securities issued by foreign financial institutions	14.698	116	14.814	5.190	116	5.306
Debt securities issued by Greek corporate entities	—	117.871	117.871	—	—	—
Debt securities issued by foreign corporate entities	12.307	—	12.307	—	—	—
Equity securities	8.960	—	8.960	5.156	—	5.156
Mutual funds	28.913	—	28.913	—	—	—
Total	132.436	1.065.283	1.197.719	20.286	808.762	829.048

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €1.065,3 million. The market value of these securities is €401,8 million. During the period ended 30 September 2012, €22,5 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2012 would have been higher by €60,9 million (€59,0 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €93,2 million.

Notes to the Financial Statements

Group and Bank

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2012, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €132,4 million. The market value of these securities is €118,2 million. During the period ended 30 September 2012, €3,9 million of interest income, €0,2 million of dividend income and €1,7 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2012 would have been higher by €9,1 million (€8,2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €2,3 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €808,8 million. The market value of these securities is €170,8 million. During the period ended 30 September 2012, €11,7 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2012 would have been higher by €9,5 million (€7,6 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €51,6 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 September 2012, the carrying amount of the securities reclassified in 2008 , are still held by the Group and have not been reclassified again subsequently, is €20,3 million. The market value of these securities is €17,7 million. During the period ended 30 September 2012, €0,6 million of interest income, €0,2 million of dividend income and €0,5 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2012 would have been higher by €3,2 million (€2,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €2,5 million.

Other reclassifications

Certain amounts in prior period have been reclassified to conform to the current presentation, as follows:

Statement of financial position

	Group			Bank
	31.12.2011			31.12.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Derivative financial instruments	3.610.701	3.748.757	(138.056)	2.785.262	2.923.318	(138.056)
Total assets	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Derivative financial instruments	4.331.404	4.469.460	(138.056)	3.802.429	3.940.485	(138.056)
Total liabilities	106.984.950	107.123.006	(138.056)	88.235.010	88.373.066	(138.056)
Total equity	(253.017)	(253.017)	—	(1.065.516)	(1.065.516)	—
Total equity and liabilities	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: December 21st, 2012
Chief Executive Officer